SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of January, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

INTEREST ON CAPITAL STOCK APPROVED ON DECEMBER 28th, 2007
NEW DATES

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") and UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") inform that, for operational reasons, the "Record Date" and "Ex-Dividends Date" of the (i) quarterly interests on capital relating to the fourth quarter of 2007, and (ii) complementary interests on capital related to the second semester of 2007, both of Unibanco and Unibanco Holdings, which payments had been approved by their respective Boards of Directors on December 28th, 2007, had been amended as concerns to the GDS program maintained by the Companies in the United States of America. There were no changes in Brazil. Thus, the above mentioned dates shall be as follows:

	Record Date	Ex-Dividends Date
Brazil	12.28.2007	01.02.2008
United States of America	01.08.2008	01.04.2008

During the period of January 2nd, 2008, and January 4th, 2008, the conversion of Share Deposit Certificate ("Unit")* into Global Depositary Share ("GDS")** and the GDSs into Units is suspended, in order to avoid discrepancies between the Brazilian and North American markets.

São Paulo, January 3rd, 2008.

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Rogério Paulo Calderón Peres	José Lucas Ferreira de Melo
Investor Relations Deputy Officer	Investor Relations Deputy Officer

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 03, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor RelationsDeputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.